Form N-8F/A

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ] Merger

     [X] Liquidation

     [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business
         Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     de Leon Funds Trust

3.   Securities and Exchange Commission File No.:

     811-09345

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed From
     N-8F?

     [ ] Initial Application      [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     116 South Franklin Street
     Post Office Box 69
     Rocky Mount, North Carolina  27802-0069

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Julian G. Winters
     The Nottingham Company
     116 South Franklin Street
     Post Office Box 69
     Rocky Mount, North Carolina  27802-0069
     (252) 972-9922, ext. 215
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7.   Name,  address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Fund Administrator:        The Nottingham Company
                                116 South Franklin Street
                                Post Office Box 69
                                Rocky Mount, North Carolina  27802-0069
                                (252) 972-9922
                                Attn.:  Julian G. Winters

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
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8.   Classification of fund (check only one):

     [X] Management  company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end                 [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Delaware

11. Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     de Leon Capital Management, L.L.C.
     2250 Broadway, Apartment 4M
     New York, New York 10024

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Capital Investment Group, Inc.
     17 Glenwood Avenue
     Raleigh, North Carolina 27603
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13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes       [X] No

     If Yes, for each UIT state:
             Name(s):
             File No.: 811-_____
             Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X] Yes       [ ] No

     If Yes, state the date on which the board vote took place:

     October 24, 2000

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ] Yes [X] No

          If Yes,  state  the  date on which the shareholder vote took place:

          If No, explain:

          Under the Trust Instrument, shareholders may be required to redeem some or all shares involuntarily under such circumstances as the Trustees may determine. At the October 24, 2000 meeting of the Board of Trustees, the Trustees determined that it was in the best interests of the shareholders to close the Fund due to the Fund's inability to raise sufficient assets. The Trustees directed the Advisor to assist all shareholders in transferring their assets out of the Fund. Shares were redeemed accordingly. As of the filing of this Form N-8f, there
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          were no  shareholders  or  assets  in the  Fund and the  Trustees  had directed the Administrator to take any other steps necessary to close the Fund.

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes       [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          October 30, 2000 and November 8, 2000

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes  [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes  [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [ ] Yes  [X] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: N/A Has the fund issued senior securities?

     [ ] Yes       [ ] No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes       [ ] No
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     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes   [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?

    [ ] Yes    [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes  [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes   [X] No

     If   Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?
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IV.  Information About Event(s) Leading to Request for Deregistration


22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (i)  Legal expenses:

               $5,000 (Approximate)

         (ii)  Accounting expenses:

               $0

         (iii) Other expenses (list and identify separately):

               Shareholder servicing: $1,200 (Approximate)
               Custodian fees: $800  (Approximate)
               Trustee meeting expenses: $2,000  (Approximate)
               Filing and deregistration fees: $1,000 (Approximate) Miscellaneous (photocopying, postage, etc.): $1,500 (Approximate)

          (iv) Total expenses (sum of lines (i)-(iii) above):

               $11,500 (Approximate)

     (b)  How were those expenses allocated?

          To the extent these expenses were direct Fund expenses, they were allocated to the Fund. All other expenses were allocated to the reserve set aside by the investment advisor to be paid by the investment advisor.

     (c)  Who paid those expenses?

          The Fund has paid expenses designated under the Fund's expense limitation agreement. For all expenses in excess of that expense limitation agreement, the Fund's investment advisor paid.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Did the fund file an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes  [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
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V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative processing?

     [ ] Yes  [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger: N/A

     (b)  State the file number of the fund surviving the Merger: N/A

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed:
          N/A

     (d) If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

The undersigned states (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of de Leon Internet 100 Fund, (ii) he is the Treasurer of de Leon Funds Trust, and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.






                                         /s/ Julian G. Winters
                                         ________________________________
                                         Julian G. Winters
                                         Treasurer, de Leon Funds Trust